Reinsurance Group of America, Incorporated

John W. Hayden
Senior Vice President – Controller

October 24, 2013

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Reinsurance Group of America, Incorporated (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-11848

Dear Mr. Rosenberg:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 16, 2013 regarding the above-referenced filing of the Company. This letter sets forth the comment of the Staff in boldface, and the Company’s response follows in ordinary type.

Notes to the Consolidated Financial Statements

Note 14. Collateral Finance Facility, page 137

1.	We have read your response to prior comment two and request that you please address the following:

•	In your August 20, 2013 response, you refer to MD&A disclosure of the possible significant reduction to RGA Reinsurance’s statutory capital if the required collateral necessary to support its statutory capital is not provided. Provide us proposed disclosure to be included in MD&A in future periodic reports that explains the consequences and expected effects to the Company’s consolidated future financial position and results of operations regarding the uncertainty of RGA Reinsurance’s statutory capital.

•	In your October 1, 2013 response, you indicate that discontinuing your captive strategy could increase your overall costs. Additionally, you indicate that your ability to reinsure and to deploy excess capital could be adversely affected which could adversely impact your competitive position and results of operations. Provide us proposed MD&A disclosure that explains the consequences of the uncertainly regarding continuing your captive strategy, and its expected effects on the Company’s consolidated future operations and financial position.

Mr. Jim B. Rosenberg October 24, 2013 Page 2 of 3

To the extent that you do not believe that disclosure is required, please provide us your analysis of Section 501.02 of the Financial Reporting Codification regarding prospective information that supports your conclusion. In particular, address the two assessments management must make regarding a known trend, demand, commitment, event or uncertainty.

The Company respectfully proposes the addition of the following disclosure in the “Collateral Finance Facilities and Statutory Reserve Funding” subtopic of the “Liquidity and Capital Resources” section of the MD&A within the Company’s future periodic reports to clarify the consequences facing the Company regarding the uncertainty of RGA Reinsurance’s statutory capital and the uncertainty of continuing the use of the captive strategy:

The National Association of Insurance Commissioners has been analyzing the insurance industry’s use of affiliated captive reinsurers to satisfy certain reserve requirements and considering ways to promote uniformity in both the approval and supervision of such reinsurers. Affiliated captives are commonly used in the insurance industry to help reduce statutory reserve and collateral requirements and are often domiciled in the same state as the insurance company that sponsors the captive. If a state insurance regulator that regulates any of the Company’s domestic insurance companies restricts the use of captive reinsurers, the Company’s ability to reinsure certain products, maintain risk based capital ratios and deploy excess capital could be adversely affected. As a result, the Company may need to alter the type and volume of business it reinsures, increase prices on those products, raise additional capital to support higher regulatory reserves or implement higher cost strategies, all of which could adversely impact the Company’s competitive position and its results of operations.

No changes in the use or regulation of captives have been proposed and it is too early to predict the extent of any changes that may be made. Accordingly, the Company expects to continue its strategy of using captives to enhance its capital efficiency and competitive position while it monitors the regulations related to captives and any proposed changes in such regulations. The Company cannot estimate the impact of discontinuing or altering its captive strategy in response to potential regulatory changes due to many unknown variables such as the cost and availability of alternative capital, potential changes in regulatory reserving requirements under a principle-based reserving approach which would likely reduce required collateral, changes in acceptable collateral for statutory reserves, the potential introduction of the concept of a “certified reinsurer” in the laws and regulations in certain jurisdictions where the Company operates, the potential for increased pricing of products offered by the Company and the potential change in mix of products sold and/or offered by the Company and/or its clients.

*    *    *    *    *

In connection with the foregoing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg October 24, 2013 Page 3 of 3

The Company appreciates your prompt review and looks forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please feel free to contact me via telephone at (636) 300-8828 or via email at jhayden@rgare.com.

Yours sincerely,

/s/ John W. Hayden

John W. Hayden
Senior Vice President – Controller

cc:	Jack B. Lay

William L. Hutton, Esq.